MacKenzie Patterson Fuller, LP announces a 78% increase in the Offer Price for ATEL XI and an extension of the tender offer. `

Moraga, Calif. (Market Wire)—June 17, 2011-- The Purchasers affiliated with MacKenzie Patterson Fuller, LP which are identified in the tender offer for ATEL Capital Equipment Fund XI, LLC have extended the expiration date with respect to their tender offer for limited liability company units (the “Units”) in ATEL Capital Equipment Fund XI, LLC, through July 25, 2011.  The Purchasers are offering to purchase up to 444,444 Units, now for a price of $4 per Unit.

As of the date hereof, 333 Units have been tendered by Unitholders and not withdrawn.  No other Units have been tendered to date.

Unitholders should read the Offer to Purchase and the related materials carefully because they contain important information. Unitholders may obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase, the Letter to Unitholders, the Assignment Form, and other documents that the company has filed with the U.S. Securities and Exchange Commission at the commission’s website at www.sec.gov.  Unitholders also may obtain a copy of these documents, without charge, from our website at www.mpfi.com (click on MPF Tenders), or by calling toll free at 800-854-8357.

Contact: Christine Simpson, 800-854-8357 x. 1024
MacKenzie Patterson Fuller, LP
1640 School Street, Suite 100
Moraga, California 94556